Exhibit 99.6

NEO Exchange: NETZ

OTCQB: OFSTF | FSE: M2Q

NEWS RELEASE

CARBON STREAMING ANNOUNCES FEBRUARY EVENTS SCHEDULE

TORONTO, ON, February 7, 2022, Carbon Streaming Corporation (NEO: NETZ) (OTCQB: OFSTF) (FSE: M2Q) (“Carbon Streaming” or the “Company”) is pleased to announce that Justin Cochrane, CEO and Geoff Smith, President and COO, will be participating in a number of industry conferences this month.

Stifel Global Carbon Conference

Date: Tuesday February 8, 2022

Time: 10:15am ET | Presentation by Mr. Cochrane

Featuring keynote by Verra CEO David Antonioli, moderated by Ian Gillies, Diversified Industrials & ESG Analyst. The primary focus of the conference will be on the role of carbon credits and technological innovation in the race to net-zero.

Canaccord Genuity 2022 Carbon & Energy Transition Conference

Date: Wednesday February 9, 2022

Time: 1pm ET | Panel Discussion on Offsetting Environmental Impact through Carbon Credits

Mr. Cochrane will be participating in a panel discussion moderated by Roman Rossi, Canaccord Genuity, Equity Research.

BMO Capital Markets’ 31st Global Metals & Mining Conference

Date: February 27 – March 2, 2022

Mr. Cochrane and Mr. Smith will be speaking during the Carbon Breakfast at 7am ET on Tuesday March 1st, 2022 and participating in 1x1 meetings throughout the conference.

About Carbon Streaming

Carbon Streaming is a unique ESG principled company offering investors exposure to carbon credits, a key instrument used by both governments and corporations to achieve their carbon neutral and net-zero climate goals. Our business model is focused on acquiring, managing and growing a high-quality and diversified portfolio of investments in projects and/or companies that generate or are actively involved, directly or indirectly, with voluntary and/or compliance carbon credits.

The Company invests capital through carbon credit streaming arrangements with project developers and owners to accelerate the creation of carbon offset projects by bringing capital to projects that might not otherwise be developed. Many of these projects will have significant social and economic co-benefits in addition to their carbon reduction or removal potential.

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ON BEHALF OF THE COMPANY:

Justin Cochrane, Chief Executive Officer

Tel: 647.846.7765

info@carbonstreaming.com

www.carbonstreaming.com